Exhibit 99.1

[Grant Thornton LLP Letterhead]

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We have issued our report dated September 18, 2007, accompanying the consolidated financial statements included in the Annual Report on Form 40-F of Northern Peru Copper Corp. for the years ended June 30, 2007 and 2006 which are incorporated by reference in this Annual Report.  We consent to the incorporation by reference in the Annual Report of the aforementioned report.

/s/ Grant Thornton LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

September 28, 2007